Law Department
MAC A0149-072
633 Folsom Street, 7th Floor
San Francisco, CA 94107

James M. Strother
Executive Vice President, General Counsel
415.396.1793
415.975.7865 Fax
james.strother@wellsfargo.com

VIA EDGAR

October 25, 2007

Christian N. Windsor, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4563

Washington, D.C. 20549

Re:	Wells Fargo & Company

Definitive 14A

Filed March 16, 2007

File No. 01-2979

Dear Mr. Windsor:

I am Executive Vice President and General Counsel of Wells Fargo & Company (Wells Fargo). This letter responds to the comments to Wells Fargo’s executive compensation and other related disclosure in our 2007 proxy statement dated March 16, 2007 contained in your letter dated September 26, 2007 on behalf of the Securities and Exchange Commission (SEC) to Richard M. Kovacevich, Chairman of Wells Fargo.1

Our responses to these comments appear below. All page references in this response are to page numbers in our 2007 proxy statement where the information requested by a particular comment can be found. For purposes of this response, when we refer to our “2007 CD&A,” we mean the discussion under the heading “Compensation Discussion and Analysis” appearing on pages 37 through 51 of our 2007 proxy statement. Any capitalized terms used in this response letter that we do not separately define have the meanings given to them in our 2007 proxy statement.

[1]	Until June 2007, Mr. Kovacevich served as Chairman and Chief Executive Officer of Wells Fargo. Effective in June 2007, John G. Stumpf was elected as Chief Executive Officer of Wells Fargo. Prior to that date, Mr. Stumpf served as President and Chief Operating Officer beginning in August 2005.

Christian N. Windsor, Esq.

October 25, 2007

Compensation Discussion and Analysis, page 37

SEC Comment No. 1:

Disclose the quantitative performance targets which the Committee uses to determine the size of awards under your incentive compensation programs. Also discuss any material changes to your performance targets determined during the Committee’s meetings early in the new fiscal year. Revise your disclosure to discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. For example, discuss the performance necessary to reach the target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow for the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(1)(v) and 402(b)(2)(v). If you did not include performance targets because you concluded that their disclosure would cause competitive harm to Wells Fargo, please provide the staff with your confidentiality analysis. Also, for any excluded targets revise your disclosure to provide the discussion of the level of difficulty necessary to reach the targets contemplated by Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable-risk of competitive harm.

Wells Fargo Response to SEC Comment No. 1:

Before we respond to this comment, we would like to make two preliminary observations:

First, no named executive officer will qualify for any incentive compensation award unless Wells Fargo achieves one or more alternative financial goals as established by the Human Resources Committee of the Board of Directors (HRC), the board committee that functions as our compensation committee, at the beginning of each fiscal year under the “Performance-Based Compensation Policy” (the Performance Policy). The HRC has no discretion to award any compensation to a named executive officer covered by this policy if at least one of these alternative goals is not met. Second, the payment of incentive compensation to all named executives is also subject to Wells Fargo achieving a pre-established EPS goal that operates as a “knockout”—meaning generally no incentive compensation would be awarded if this goal is not met. The financial goals set under our Performance Policy and the “knockout” EPS goal are discussed below in response to SEC Comment No. 2.

The information and process the HRC uses to award incentive compensation to our CEO and COO1 differs in some important

[1]	Throughout our response to the SEC’s comment letter, when we use the terms “CEO and COO,” we mean Richard M. Kovacevich, who currently serves as Chairman of Wells Fargo, and who served as CEO during 2006, and John G. Stumpf, who served as COO during 2006, and currently serves as President and CEO. (See Footnote No. 1). Since the process for determining incentive compensation for Messrs. Kovacevich and Stumpf remains the same as that described for them in our 2007 CD&A in their former capacities as CEO and COO despite the change in their titles and duties, we decided to retain the references to “CEO and COO” in this letter to keep our terminology consistent with that in the 2007 CD&A.

Christian N. Windsor, Esq.

October 25, 2007

respects from that used for our other named executives. The HRC does not set pre-established individual financial performance “targets” for our CEO and COO to meet. We discuss how CEO and COO compensation is determined in more detail in response to SEC Comment No. 2 below.

Assuming at least one of the Performance Policy alternative, and the “knockout” EPS goals have been met, the HRC determines Wells Fargo’s annual incentive compensation awards for our other named executive officers primarily by considering (1) Wells Fargo’s overall financial performance and quality of performance compared to its Peer Group as discussed in the second and third bullet points on page 45 of the 2007 CD&A and (2) whether a named executive has met or exceeded his or her specified quantitative performance goals described on page 39 of the 2007 CD&A. Individual group earnings goals for those named executives who manage business lines are established based on Wells Fargo’s internal management reporting system and reflect the projected contribution of the business groups managed by each named executive to Wells Fargo’s internally derived profit plan. This system and profit plan has been structured to support Wells Fargo’s unique business model that fosters and encourages business collaboration, cross sell and teamwork among our numerous businesses. Wells Fargo has designed its management reporting system and goal-setting process to facilitate and reward these behaviors. A named executive’s business line goals include duplicate credit for sales, services and cross sell/lead generation across business lines and also reflect internal transfer pricing, investment and costs of funds allocation arrangements, unbudgeted discretionary expenditures and allocation of expenses incurred outside of the businesses for which the named executive had management responsibility. As a result, the sum of these group earnings goals, if aggregated, would exceed total earnings for Wells Fargo and would not reflect our reported results under GAAP.

As stated in Instruction 1 to Item 402(b), the purpose of the CD&A in our proxy statement is to provide our stockholders with material information that is necessary to understand the HRC’s compensation decisions for Wells Fargo’s named executives. Because the specific performance goals reflect internal management, and not GAAP reporting, investors would be unable to tie any specific goal to our GAAP results. Consequently, disclosure of the specific goals would be at best meaningless, and at worst, potentially misleading to investors. We described the process and the factors we considered in setting these goals in our 2007 CD&A, and the HRC’s evaluation of whether they were met. We intend to make a similar disclosure in the CD&A for 2008. We submit that this disclosure provided, and will provide our stockholders with all material information about our executive compensation decisions in accordance with the principles-based approach contemplated by the SEC’s rules on executive compensation and as required by the instruction to Item 402(b) cited above.

Christian N. Windsor, Esq.

October 25, 2007

SEC Comment No. 2:

Your disclosure suggests that individual performance was a significant factor considered by the Committee in awarding cash incentive compensation and determining annual equity grants. Please discuss and analyze how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K.

Wells Fargo Response to SEC Comment No. 2:

SEC Comment No. 2 asks us to explain the elements of individual performance and the specific contributions of each named executive that the HRC evaluated in making its 2006 compensation decisions in light of the requirements of Items 401(b)(2)(vii) and 402(b)(1)(v) of Regulation S-K. The first of these two items requires us to describe how specific forms of compensation are structured and implemented to reflect a named executive’s individual performance and the elements of individual performance taken into account in making final compensation decisions. Item 402(b) (1) (v) requires Wells Fargo to describe how the HRC determined the amount and formula (if applicable) for each element of pay. As discussed below, we respectfully submit that we have provided all of the information required by these items and addressed in SEC Comment No. 2.

2006 Annual Incentive Compensation. We note that payment of any incentive compensation for 2006 to our named executives depended in the first instance on Wells Fargo’s achievement of specified company goals before any individual performance contributions were considered. First, Wells Fargo had to achieve one or more alternative performance goals set by our HRC in February 2006 under the Company’s Performance Policy—namely EPS of $2.25 or a return on realized common equity of 15%. Second, Wells Fargo had to achieve a threshold EPS goal ($2.415) that operated as a “knockout’—meaning that no incentive compensation would generally have been paid if this EPS threshold goal had not been met. All of these company goals were met for 2006. In addition, in making its 2006 annual incentive compensation decisions for all named executives, the HRC reviewed and evaluated Wells Fargo’s financial performance compared to that of its Peer Group over one-, three-, and five-year periods, using the measures described on pages 44 and 45 of our 2007 CD&A under the heading “2006 Company and Peer Group Performance Review,” and noted in particular the factors described on page 45 under “2006 Performance Conclusions.”

With respect to individual performance, we would direct the SEC’s attention to those sections of our 2007 CD&A cited below which, taken together, we submit respond fully to SEC Comment No. 2 and to the provisions of Item 402 summarized above:

•

The description of Wells Fargo’s overall process for determining annual incentive compensation for our named executives (other than our CEO and COO, as explained below) appearing on pages 38 through 41 of our 2007 CD&A, particularly the information under “Objective No. 2—Pay for Performance”(page 39) regarding individual quantitative performance goals and the related weightings given by the HRC to these goals and to the qualitative objectives referred to below;

Christian N. Windsor, Esq.

October 25, 2007

•	Information under the heading “Objective No. 4—Achieve Qualitative Objectives” (page 41), describing the qualitative objectives we give our named executive officers by type and impact on compensation;

•

The “benchmarking” process used to set competitive pay opportunities if these goals and objectives are met described under “Determining 2006 Competitive Pay for Named Executive Officers” (pages 42 to 43);

•

The analysis of how the HRC determined 2006 incentive compensation for our named executives, specifically including the information appearing under the headings “2006 Compensation Decisions” and “Incentive Compensation Awards” (pages 43 to 44) that describe the criteria used; and

•

Our detailed explanation of the process used to determine the 2006 incentive awards for our CEO and COO under “2006 CEO and COO Incentive Awards” (pages 45 to 46), and for our other named executives under “2006 Incentive Compensation Awards for Other Named Executive Officers” (pages 46 to 47), including an analysis of the objective and subjective criteria the HRC considered in determining 2006 incentive compensation awards to named executives other than the CEO and COO.

As permitted by Item 402 of Regulation S-K, to the extent named executives had substantially similar objectives and performance, we discussed their achievements as a group (see, for example, page 47 of the 2007 CD&A).

With respect to 2006 incentive compensation for our CEO and COO, we would point out that these executives, because they are responsible for the performance of Wells Fargo as a whole, are rewarded based on the HRC’s objective and subjective evaluation of Wells Fargo’s overall performance relative to its peers, as described in the 2007 CD&A under “2006 Company and Peer Group Performance Review,” “2006 Performance Conclusions,” and “2006 CEO and COO Incentive Awards.” They do not have individual objective quantitative performance goals. They do have individual qualitative goals that we also describe in the first paragraph at the top of page 46.

Annual Equity Awards. Wells Fargo grants annual equity awards, almost exclusively in the form of stock option grants, to named executives as long-term compensation, rather than as compensation for the prior year’s performance. As stated in our 2007 CD&A under “Objective No. 3” on page 41, Wells Fargo grants stock options to motivate our named executives to achieve long-term sustainable growth and corresponding growth in total stockholder returns and stock price increases. We further explain the purpose for granting stock options in 2006 to our named executives and how the sizes of those grants were determined by the HRC in response to SEC Comment No. 4 below.

Christian N. Windsor, Esq.

October 25, 2007

SEC Comment No. 3

In your discussion of pay for performance on page 38, you indicate that your pay targets are set so that the named executives would receive compensation in the top quartile of comparable compensation if performance is “close to or in” the top quartile and would receive compensation in the median of comparable compensation if performance is “approximately” at the median. Please clarify these terms and provide more specificity in the targets and deviations from the targets. Also, disclose actual compensation and its resulting percentile rank among the peer group. If the resulting percentile was materially different from the targeted percentile, please discuss the factors which resulted in the divergence from the target relationship.

Wells Fargo Response to SEC Comment No. 3:

Peer Group pay, including annual cash, long-term equity and total compensation is calculated and arranged by quartile by the HRC’s outside compensation consultant. Our Peer Group, which for 2007 consisted of nine large publicly traded financial services companies, is described on page 42 of our 2007 CD&A. As a result of this ranking, “top quartile” refers to Peer Group pay in the top one-quarter, and the “median” generally corresponds to Peer Group pay at the numeric middle of this highest-to-lowest ranking. The HRC uses this data and ranking to establish appropriate competitive pay level “benchmarks” for Wells Fargo’s CEO and COO and to establish compensation benchmark opportunities for our other named executives. These quartile and median benchmarks are estimates only. For example, for 2006 compensation, estimates of “competitive pay for 2006” were based on data from disclosures in our Peer Group’s 2005 proxy statements, and were updated based on new information obtained by the consultant throughout 2006.

Likewise, the Company’s financial performance is compared to the same Peer Group using the quantitative measures described on pages 44 and 45 of our 2007 CD&A as well as the subjective evaluations noted on page 45. Based on its evaluation of this information, the HRC concluded the Company’s performance for 2006 placed it in the top quartile of its Peer Group in overall performance during all time frames (see page 45 of the CD&A). As a result, incentive compensation awarded for 2006 performance generally corresponded to Peer Group incentive compensation in the top one-quarter (based on the estimates discussed above) of Peer Group pay.

With respect to the SEC’s request that we provide more specific information about Wells Fargo’s pay targets in comparison with estimated Peer Group competitive pay, we would note that these competitive pay targets are estimates only, based on the best data available at the time. Because we cannot know what actual Peer Group competitive pay for any given year would be until that information was disclosed in a public filing, including the proxy statement for that year, we would be unable to determine the percentile rank among the Peer Group of the compensation paid to a named executive for that year. Because of this information lag, we respectfully submit that such disclosure information is not available to assist our stockholders in evaluating compensation paid to our executive officers.

Christian N. Windsor, Esq.

October 25, 2007

SEC Comment No. 4:

Please provide a clear discussion of how the Committee chose to awarded “off cycle” or special grants of equity compensation. It appears that the Committee awarded options in 2006 outside the regular equity awards calendar to “recognize . . . increased operational and business line responsibilities.” Also, explain how the Committee determined the amount of equity compensation that was awarded to the named executives. Please refer to Item 402(b)(1)(v) and 402(b)(2)(iii and iv) of Regulation S-K.

Wells Fargo Response to SEC Comment No. 4:

In response to this comment, Wells Fargo respectfully submits that it in fact supplied the requested discussion in the 2007 CD&A regarding the reasons the HRC chose to award “off-cycle” option grants. Specifically, Wells Fargo detailed the reasons for these grants in the last two paragraphs on page 48 of its 2007 CD&A. The text quoted in the comment above is included in the second of these two paragraphs. The immediately preceding paragraph explained, for each named executive officer who received an off-cycle grant, the nature of his or her expanded responsibilities that warranted the additional stock option grant. As stated on page 48, the HRC considered equity award competitive data from Wells Fargo’s peer group, as well as these individual’s expanded job responsibilities and the need to retain their critical talent, skills, and experience. The size of each specific grant was set based on the HRC’s subjective judgment of what grant would be appropriate in light of these objectives.

As of the date of this letter, the HRC has made additional “off-cycle” stock option awards to John G. Stumpf and Carrie L. Tolstedt in connection with their election as, respectively, Chief Executive Officer and Senior Executive Vice President of Wells Fargo. Wells Fargo will provide the information with respect to these awards required under Item 402(a)(1)(v) and Item 401(b)(2)(iii) and (iv) of Regulation S-K in its 2008 proxy statement.

Potential Post-Employment Payments, page 75

SEC Comment No. 5:

The discussion in this section appears to concentrate on payments which the named executives might receive in the event that they retire from Wells Fargo. Revise your disclosure to specifically address whether there are any agreements which would provide for payments or other benefits if the named executives left Wells Fargo for other reasons, including termination, with or without cause, constructive termination or payments due upon a change of control. If your executives are entitled to any such payments, describe the situations which would give rise to the payments and quantify the amounts. Furthermore, please discuss any changes to option vesting schedules which would occur in the event of termination or as a result of a change of control. Please refer to Item 402(j) of Regulation S-K.

Christian N. Windsor, Esq.

October 25, 2007

Wells Fargo Response to SEC Comment No. 5:

As stated on page 51 of our 2007 CD&A, Wells Fargo does not have severance arrangements or other agreements or arrangements with any named executive that would provide for payments or other benefits if a named executive’s employment with Wells Fargo terminated for reasons other than retirement, including due to a change of control. As discussed in more detail in response to SEC Comment No. 6, Wells Fargo’s named executive officers do participate in the Wells Fargo & Company Salary Continuation Pay Plan on the same basis as all other salaried employees.

With respect to changes to option vesting schedules which would occur in the event of termination or as a result of a change of control, the Wells Fargo & Company Long-Term Incentive Compensation Plan (the LTICP) does provide for the automatic accelerated vesting of options and other equity-based awards granted under the LTICP that vest over time in the event of retirement, permanent disability, death or upon certain changes in control, unless the Board of Directors or the HRC determines otherwise at the time the option or other award is granted or the triggering event occurs. Information regarding the effect of these events on equity awards under the LTICP has previously been disclosed by Wells Fargo, most recently in its 2005 proxy statement when the amended and restated LTICP was approved by stockholders. We will provide the information required by Item 402(j), as applicable, regarding the effect of these events on equity awards under the LTICP.

SEC Comment No. 6:

Discuss and quantify the amounts which the named executives would be entitled to receive under the Wells Fargo & Co. Salary Continuation Pay Plan. Please refer to Item 402(j)(2).

Wells Fargo Response to SEC Comment No. 6:

We respectfully point out that no information about this plan is, in fact, required to be included in our proxy statement in reliance on Instruction 5 of Item 402(j) of Regulation S-K. Consequently, we intend to delete the discussion of this plan in our 2008 proxy statement, but will make a brief reference to it similar to the reference to our qualified 401(k) plan on page 76 of our 2007 proxy statement. Instruction 5 of Item 402(j) states that a registrant need not provide information with respect to “contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers…and that are available generally to all salaried employees.” As we explain on page 76 of the 2007 proxy statement under the heading “Potential Post-Employment Payments—Wells Fargo & Company Salary Continuation Pay Plan,” the Salary Continuation Pay Plan provides for salary continuation pay to all salaried team members who do not have another separation agreement, including executive officers, whose jobs have been eliminated or who experience a substantial position change (as defined in the plan) due to actions

Christian N. Windsor, Esq.

October 25, 2007

initiated by Wells Fargo. Wells Fargo was not therefore required to present any information about this plan in its 2007 proxy statement. However, because we referred to the Salary Continuation Pay Plan in the 2007 CD&A as part of our discussion of the various elements of our executive officer compensation (see, for example, the reference to the salary continuation plan on page 42 under “Compensation Components” and on page 51 under “Post-Retirement Arrangements”), we elected to provide a brief description of the plan’s material terms for the sake of completeness. We believe we can achieve this same objective by the proposed reference to the plan explained above.

Information About Related Persons, page 81

SEC Comment No. 7:

Provide information required by Item 404(a)(5) of S-K with regards to the relocation loans.

Wells Fargo Response to SEC Comment No. 7:

For the reasons discussed below, we respectfully submit that we have fully disclosed all of the elements listed in Item 404(a)(5) to the extent that they apply to these loans. To the extent these loans remain outstanding as of December 31, 2007, we propose to make a similar disclosure in our 2008 proxy statement.

Item 404(a) (5) of Reg. S-K requires Wells Fargo to disclose, in the case of a transaction with a “related person” that involves indebtedness, the following information about the indebtedness in question: the amount of principal and interest paid, and the largest aggregate amount of principal outstanding, in each case, for the period for which the disclosure is provided, the amount outstanding as of the latest practical date, and the rate or the amount of interest payable on the indebtedness. As defined in Instruction 1 of Item 404(a), a “related person” includes an executive officer of Wells Fargo.

Information about Wells Fargo’s Relocation Program and the outstanding relocation loans to executive officers appears in the narrative and related table on pages 81-82 of our 2007 proxy statement. We state in the narrative on page 81 that all of the relocation loans outstanding to executive officers are 30-year, interest-free down payment loans made when the executive officers listed in the accompanying table at the bottom of page 81 relocated to California. Since these relocation loans do not bear interest, there is no rate of interest or amount of interest paid to disclose. As we further explain in the text above the table, for each loan shown, no payment of the principal amount of each outstanding relocation down payment loan is required until the executive officer leaves his employment, retires, or sells the home to which the loan relates. Consequently, since the loan does not require principal payments while it is outstanding, there is also no amount of principal payments to disclose. However, the table does disclose the only items of information required by Item 404(b)(5) that apply to these loans—the highest aggregate principal balance on the loan during our fiscal year ended December 31, 2006, which amount also equals the outstanding principal balance as of that date.

Christian N. Windsor, Esq.

October 25, 2007

Acknowledgement

As requested in your comment letter, the undersigned, on behalf of Wells Fargo acknowledges that:

•	Wells Fargo is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Wells Fargo may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

We appreciate the opportunity to respond to the SEC comments. If the SEC staff wishes to discuss, or has any questions regarding our response, please contact Mary E. Schaffner, Senior Company Counsel in the Wells Fargo Law Department at 612/667-2367 or by e-mail to mary.e.schaffner@wellsfargo.com.

Very truly yours,

WELLS FARGO & COMPANY

By:	/s/ James M. Strother
James M. Strother,
Executive Vice President and General Counsel

cc:	Richard M. Kovacevich,
Chairman
John G. Stumpf,
President and Chief Executive Officer
Howard Atkins,
Senior Executive Vice President and Chief Financial Officer
Richard D. Levy,
Executive Vice President and Controller